Mail Stop 3561

January 14, 2009

Madam Sun Keqing
Chief Executive Officer
Basset Enterprises, Inc.
3102-3105 Time Square Plaza, Yitian Road, Futian District
Shenzhen, China

      Re: Basset Enterprises, Inc.
              Form 10-KSB for Fiscal Year Ended
              December 31, 2007
              Filed March 13, 2008
              File No. 000-51355

Dear Madam Sun Keqing:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      Sincerely,

      Tia Jenkins
      Senior Assistant Chief Accountant
      Office of Beverages, Apparel and
      Health Care Services